
March 20, 2014

<u>Via Email</u>
Christopher J. Cummings
Paul, Weiss, Rifkind, Wharton & Garrison LLP
77 King Street West, Suite 3100
P.O. Box 226
Toronto, Ontario
Canada M5C 1T4

> **Re: Aurico Gold Inc.**
>   **Schedule TO-I filed March 6, 2014**
>   **SEC File No. 5-79355**

Dear Mr. Cummings:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has reviewed the filing listed above. Our comments follow. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the Offer to Purchase filed as Exhibit 99(a)(1)(i) to the Schedule TO-I.

<u>Schedule TO-I – Item 10. Financial Statements</u>

1. In your response letter, explain how you determined that pro forma financial information is not material in the context of this offer. We note that the offer is subject to a financing condition in that the offer will not close unless you have successfully completed the Debt Financing. The Debt Financing consists of a private placement of new notes under Rule 144A, the proceeds of which will be

used to fund the Total Purchase Price. The Debt Financing will consist of $300 million in aggregate principal amount of new senior notes due 2022. In your response letter, explain why you do not believe that the cumulative effect of the Debt Financing and the offer is not material, or revise the offer materials to provide the disclosure required by Item 1010(b) of Regulation M-A.

Exhibit (a)(1)(i) – Offer to Purchase to Holders of 3.50% Convertible Notes Due 2016

Forward Looking Statements, page 4

2. The safe harbor provisions of the Private Securities Litigation Reform Act of 1995 do not apply to statement made in connection with a tender offer. See Section 21E(b)(2)(c) of the Exchange Act. Please revise the disclosure in this section to clarify.

Source of Funds, page 4

3. The second sentence in this section states that you will complete the Debt Financing "on or prior to the Expiration Time." However, later in the same paragraph on page 4, you state that "[i]f the Financing Condition is satisfied, we will promptly disclose this information and we will disseminate additional tender offer materials and extend the Offer to the extent required…" If your intent is to extend the Offer upon satisfaction of the financing condition, it appears that you could not close the Debt Financing on the expiration date of the Offer. Please revise or advise.

4. See our last comment above. In your response letter, tell us how you will disseminate information about the satisfaction of the financing condition upon completion of the Debt Financing. In addition, tell us how long will remain in the offer period after this occurs. We may have further comments.

5. Disclose the reasons for the Offer, including the substitution of the new notes due in 2022 for the existing notes being purchased in the Offer and the perceived advantages for Aurico.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, the filing persons are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions about these comments or your filing generally to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and
Acquisitions